SEC     Page 1 of 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

American Commercial Lines Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

025195207

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[ X ]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.     Names of Reporting Persons.

Marc C. Cohodes

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)     ______

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 347,412*
6. Shared Voting Power 0
7. Sole Dispositive Power 347,412
8. Shared Dispositive Power 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     347,412

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     0.7%

12.     Type of Reporting Person (See Instructions)     IN

* These shares are held by investment funds and accounts to which Copper River Management, L.P., a Delaware limited partnership (“CRMLP”), is the investment adviser (collectively, the "Funds"), for the benefit of the investors in the Funds. Mr. Cohodes is the President of CRMLP, and as such, has the sole power to vote and direct the disposition of all securities held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cohodes is deemed to beneficially own these securities. Mr. Cohodes disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

SEC     Page 1 of 3

CUSIP No. 025195207

Item 1.

(a)     Name of Issuer

American Commercial Lines Inc.

(b)     Address of Issuer's Principal Executive Offices

1701 East Market Street, Jeffersonville, IN 47130

Item 2.

(a)     The name of the person filing this statement are:

Marc C. Cohodes

(b)     The principal business office of Mr. Cohodes is:

c/o Copper River Management, L.P., 33 West Main Street, 2nd Floor, Holmdel, New Jersey 07733

(c)     Mr. Cohodes is a U.S. citizen.

(d)     This statement relates to shares of Common Stock, par value $0.01 per share.

(e)     The CUSIP number of the Issuer is: 025195207

CUSIP No. 025195207

Item 3.     If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [ ]     An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)     [ ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)     [ ]     A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)     [ ]     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [ ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [ ]     A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)     [ ]     Group, in accordance with Rule13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.     Ownership.

     (a)     Amount Beneficially Owned (as of December 31, 2008):     347,412*

     (b)     Percent of Class (as of December 31, 2008):     0.7%

     (c)     Number of Shares as to which such person has:     347,412

          (i)     Sole power to vote or to direct the vote     347,412

          (ii)     Shared power to vote or to direct the vote     0

          (iii)     Sole power to dispose or to direct the disposition of     347,412

          (iv)     Shared power to dispose or to direct the disposition of     0

* These shares are held by the Funds of which CRMLP is the investment adviser for the benefit of the investors in the Funds. Mr. Cohodes is the President of CRMLP, and as such, has the sole power to vote and direct the disposition of all securities held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cohodes is deemed to beneficially own these securities. Mr. Cohodes disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2009

Marc C. Cohodes

Q:\EDGAR EasePlus\7115-2 Copper River (cohodes)\American Sched 13G\sched13ga1.rtf